

PRESS RELEASE

GOLDCORP DECLARES SIXTH MONTHLY DIVIDEND PAYMENT FOR 2004
(All dollar amounts in United States dollars (US$))

Toronto, May 21, 2004 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to declare its sixth regular monthly dividend payment for 2004 of $0.015 per share. Shareholders of record at the close of business on Monday, June 14, 2004 will be entitled to receive payment of this dividend on Tuesday, June 29, 2004. Goldcorp intends to make twelve (12) monthly payments of $0.015 per share in 2004 for a total annual dividend payment of $0.18 per share.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury and Strong Cash Flow and Earnings. **GOLDCORP** is completely **UNHEDGED**. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of **GG** and **G**, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact: **Corporate Office:**

Ian J. Ball   145 King Street West
Investor Relations   Suite 2700
Telephone: (416) 865-0326   Toronto, Ontario
Fax: (416) 361-5741   M5H 1J8
e-mail: info@goldcorp.com   website: www.goldcorp.com